AB 3/12

KH 3/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 67755

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Funds Placement Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2200 Ross Avenue, Suite 4900W
(No. and Street)

Dallas (City) Texas (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Bowman 214-445-0350
(Area Code — Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Chapman, Hext & Co., P.C.
(Name — *if individual, state last, first, middle name*)

301 South Sherman Street, Suite 200 (Address) Richardson (City) Texas (State) 75081 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11019455

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 3/16

OATH OR AFFIRMATION

I, Richard Bowman swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Funds Placement Group, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

Notary Public

MICHAEL P. KELLY
Notary Public, State of Texas
My Commission Expires
February 26, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flow.
- ☒ (e) Statement of Changes in Members' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

PAGE

INDEPENDENT AUDITORS' REPORT 1

CONSOLIDATED FINANCIAL STATEMENTS:

Statement of Financial Condition 2

Statement of Income 3

Statement of Changes in Member's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements .... 6 – 8

Supporting Schedules:

Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 10-11

Schedule II: Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 12

Schedule III: Information Relating to the Possession or Control Requirements Under Rule 15c3-3 13

Form SIPC-7 General Assessment Reconciliation 14-15

Independent Accountants' Report on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation 17-18

Independent Auditor's Report on Internal Control Required by Sec Rule 17a-5 20-21

CHAPMAN, HEXT & CO., P.C.
An Integrated Professional Services Firm
Certified Public Accountants
Management Consultants

301 South Sherman St., Suite 200
Richardson, Texas 75081-4166
972/644-7112
Fax: 972/680-8685
Website: www.chapmanhext.com

INDEPENDENT AUDITORS' REPORT

To the Member's
Funds Placement Group, LLC
Dallas, Texas

We have audited the accompanying statement of financial condition of Funds Placement Group, LLC as of December 31, 2010, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Funds Placement Group, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements take as a whole.

Chapman, Hext & Co., P.C.

Richardson, Texas
February 24, 2011

FUNDS PLACEMENT GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$	91,963
Accounts receivable		1,921,338
Deposit		525
Total Assets	$	2,013,826

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Income taxes payable	$	12,575
SIPC assessment liability		5,719
Total Liabilities		18,294
Member's equity		1,995,532
Total Liabilities and Member's Equity	$	2,013,826

The accompanying notes are an
integral part of these consolidated financial statements.

FUNDS PLACEMENT GROUP, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues	
Revenue from underwriting and selling groups	$ 2,347,600
	2,347,600
Expenses	
Legal and professional fee	12,606
License expense	19,724
Management fee	366,650
Other expenses	7,360
	406,340
Loss before income taxes	1,941,260
Provision for income taxes	(12,575)
Net Income	$ 1,928,685

The accompanying notes are an
integral part of these consolidated financial statements.

FUNDS PLACEMENT GROUP, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2010

	Member's Equity
Balance at January 1, 2010	$ -
Contribution	66,847
Net Income	1,928,685
Balance at December 31, 2010	$ 1,995,532

The accompanying notes are an
integral part of these consolidated financial statements.

FUNDS PLACEMENT GROUP, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities:		
Net income	$	1,928,685
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Capital contributions for services rendered		46,847
Increase in accounts receivable, net		(1,921,338)
Increase in SIPC assessment liability		5,719
Increase in income taxes payable		12,575
Increase in deposit		(525)
Net cash provided by operating activities		71,963
Cash flows from financing activities:		
Member's capital contribution		20,000
Net cash provided by financing activities		20,000
Net increase in cash and cash equivalents		91,963
Cash and cash equivalents at beginning of year		-
Cash and cash equivalents at end of year	$	91,963
Supplemental schedule of cash flow information		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Funds Placement Group, LLC (the "Company") a Delaware limited liability company is a broker-dealer registered with the Securities and Exchange Commission under ("SEC") Rule 15c3-3(k)(2)(i). The Company is wholly owned by FPG Partners, LLC. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's revenues are earned primarily from investment banking services and consulting. The Company's business is conducted with customers within the United States of America.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Accounts Receivable

Receivables recorded in the financial statements represent valid claims against debtors for services rendered or other charges arising on or before the balance sheet date. Management makes estimates of the collectability of accounts receivable. Specifically, Management analyzes accounts receivable and historical bad debts, customer credit-worthiness, current economic trends, and changes in customer payment terms and collections trends when evaluating the adequacy of the allowance for doubtful accounts. Any change in the assumptions used in analyzing a specific accounts receivable may result in additional allowances for doubtful accounts being recognized in the periods in which the change occurs. At December 31, 2010, the company has one customer that represents 86% of revenue, and 91% of the accounts receivable.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

Compensated absences

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United State of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations
The Company has concentrated its credit risk for cash by maintaining deposits which may, at times, exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (FDIC). The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk to cash as accounts are maintained with large, nationally recognized banks.

NOTE 3. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2010, the Company had a net capital of approximately $73,669 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.25 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

NOTE 4. POSSESSION OR CONTROL REQUIREMENTS

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

NOTE 5. INCOME TAXES

The Company elected under the Internal Revenue Code to be taxed as a Limited Liability Company. The members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income tax has been included in the accompanying financial statements. The Company is subject to Texas Margin tax, which contains an income tax component.

NOTE 5. INCOME TAXES (CONTINUED)

As of December 31, 2010, the tax liability related to Texas Margin Tax liability was $12,575.

On December 30, 2008, the Financial Accounting Standards Board ("FASB") issued Staff Position ("FSP") No. FIN 48-3 (FASB ASC 740), *"Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Entities"*, which permitted the Company to defer the implementation of FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* (FASB ASC 740) until its fiscal year beginning January 1, 2009. FASB ASC 740 clarifies that management is expected to evaluate an income tax position taken, or expected to be taken, for likelihood of realization, before recording any amounts for such position in the financial statements. FASB ASC 740 also requires expanded disclosure with respect to income tax positions taken that are not certain to be realized. The Company adopted FASB ASC 740 for its year ended December 31, 2010. The adoption did not have a material impact on the Company's financial statements.

NOTE 6. RELATED PARTY TRANSACTIONS

The Company pays a management fee in exchange for corporate and administrative services that include finance and accounting, insurance and risk management, and other advisory services. In 2010, the Company paid approximately $366,000 of management fees.

NOTE 7. SUBSEQUENT EVENT

In preparing the accompanying financial statements, in accordance with FASB ASC 855, "Subsequent Events", the Company has reviewed events that have occurred after December 31, 2009, through February 24, 2011, the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2010

SCHEDULE I
FUNDS PLACEMENT GROUP, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital	$ 1,995,532
Add:	
Other deductions or allowable credits	-
Total capital and allowable subordinated liabilities	1,995,532
Deductions and /or charges	
Non-allowable assets:	
Accounts receivable	1,921,338
Deposits	525
Net capital before haircuts on securities positions	73,669
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)	-
Net capital	$ 73,669

AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition	
Total aggregate indebtedness	$ 18,294

SCHEDULE I (CONTINUED)
FUNDS PLACEMENT GROUP, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	1,218
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Excess net capital	$	68,669
Net capital less greater of 120% of net capital requirements	$	67,669
Ratio: Aggregate indebtedness to net capital		0.25 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The difference in the computation of net capital under Rule 15c-3-1 from the company's computation is as follows:

Net capital per the Company's unaudited FOCUS IIA	$	91,963
Difference:		
Increase in aggregate indebtedness		(18,294)
Net capital per audited report	$	73,669

SCHEDULE II
FUNDS PLACEMENT GROUP, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i).

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i).

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-67755 Dec
Funds Placement Group LLC
2200 Ross Ave. Ste. 4900W
Dallas, Texas 75201-2790

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Michael R. Schaps 281-367-2454

2. A. General Assessment (item 2e from page 2)		$ 5,869
B. Less payment made with SIPC-6 filed (exclude interest) July 27, 2010 Date Paid		(150)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		5,719
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 5,719
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 5,719	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Funds Placement Group LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Designated Principal
(Title)

Dated the 24 day of FEB, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

Feb. 24. 2011 5:48PM No. 9582 P. 2

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2010 and ending December 31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,347,600

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ________

(2) Net loss from principal transactions in securities in trading accounts. ________

(3) Net loss from principal transactions in commodities in trading accounts. ________

(4) Interest and dividend expense deducted in determining item 2a. ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ________

(7) Net loss from securities in investment accounts. ________

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ________

(2) Revenues from commodity transactions. ________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ________

(4) Reimbursements for postage in connection with proxy solicitation. ________

(5) Net gain from securities in investment accounts. ________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

____ ________

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________

Enter the greater of line (i) or (ii) ________

Total deductions 0

2d. SIPC Net Operating Revenues $ 2,347,600

2e. General Assessment @ .0025 $ 5,869

(to page 1, line 2.A.)

Independent Accountants' Report on
Applying Agreed-Upon Procedures
Related to an entity's SIPC Assessment Reconciliation
For The Year Ended
December 31, 2010

CHAPMAN, HEXT & CO., P.C.
An Integrated Professional Services Firm
Certified Public Accountants
Management Consultants

301 South Sherman St., Suite 200
Richardson, Texas 75081-4166
972/644-7112
Fax: 972/680-8685
Website: www.chapmanhext.com

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT

To the Member's of
Funds Placement Group, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Funds Placement Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC solely to assist you and the other specified parties in evaluating Funds Placement Group, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Funds Placement Group, LLC's management is responsible for the Funds Placement Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with the accrued SIPC assessment liability noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Chapman, Hext & Co., P.C.

Richardson, Texas
February 24, 2011

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended
December 31, 2010

CHAPMAN, HEXT & CO., P.C.
An Integrated Professional Services Firm
Certified Public Accountants
Management Consultants

301 South Sherman St., Suite 200
Richardson, Texas 75081-4166
972/644-7112
Fax: 972/680-8685
Website: www.chapmanhext.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member's of
Funds Placement Group, LLC

In planning and performing our audit of the financial statements and supplemental information of Funds Placement Group, LLC (the "Company"), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g)

lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be control deficiencies and communicated them in writing to management and those charged with governance on February 24, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Chapman, Hext & Co. P.C.

Richardson, Texas
February 24, 2011